Mail Stop 4561

October 27, 2008

U.S. Mail and facsimile to (212) 793-0408.

Gary Crittenden
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

      Re: Citigroup, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Forms 10-Q for the Period Ended June 30, 2008
              File No. 001-09924

Dear Mr. Crittenden:

      We have reviewed your response filed with the Commission on August 27, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2007 Form 10-K

Municipal Securities Tender Option Bond (TOB) Trusts, page 92

1. We note your response to comment 3 to our letter dated July 16, 2008. Please provide additional background information about the QSPE TOB structures. Specifically, please discuss the following:

    A. Tell us who has the ability to dissolve the QSPEs and how you concluded that this meets the criteria that the QSPE be demonstrably distinct from the transferor;

B. Your response indicates that Citigroup has no "explicit" call options on the transferred securities nor any other forms of continuing involvement that provide you with effective control over the transferred securities. Please tell us whether there are any "implicit" call options that could provide you with effective control over the transferred securities. For example, please discuss how you concluded that the liquidity agreements that you generally provide to the trust do not represent "implicit" call options;

C. Tell us how much of the beneficial interests are held by the third party floater holders; and

D. Your response to comment 2 indicates that you may seek to obtain insurance (subject to third party approval, where required) to protect your interests in certain of your proprietary TOB trusts. Please tell us the following:
   - The steps involved in obtaining approval to purchase the insurance;
   - The party responsible for paying for the insurance;
   - An indication of how common it is for you to seek to purchase insurance to protect your interests in the TOB trusts;
   - Whether there have been any circumstances where you were unable to obtain the required approvals to purchase the insurance; and
   - How you concluded that the purchase of insurance after the QSPE was established does not invalidate QSPE status (paragraph 35(c)(2) of SFAS 140)

Financial Statements

Note 4. Business Segments, page 128

2. Please refer to your response to comment 4 to our letter dated July 16, 2008. Please provide additional background on your impairment analysis of goodwill. Please address the following:

A. Please tell us when you are evaluating your individual reporting units for impairment how you validate the reasonableness of the fair values determined. For example, tell us whether you reconcile the fair values determined in your analyses to your total market capitalization. In this regard, we note that paragraph 23 of SFAS 142 indicates that the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date, and that quoted market prices in active markets are the best evidence and should be used if available. In circumstances where an entity has multiple reporting units, and all reporting units have goodwill that are tested for impairment, a tool that could be used to validate the reasonableness of the fair values determined for the individual reporting units is a reconciliation of the total fair values of the reporting units, to the market capitalization of the company, adjusted for any control premium as deemed appropriate. If you do not perform such an analysis, please indicate whether this is due to the fact that such an analysis cannot be easily performed (for example, because not all of your reporting units contain goodwill or there were not triggers of impairment at each of your reporting units at each of the times you tested goodwill for impairment), or whether you don't believe such an analysis is meaningful. Additionally, if such an analysis is not performed, please tell us whether you perform any other procedures to evaluate the reasonableness of the fair value of the reporting units. If such an analysis is performed, please tell us the results of your procedures, including a discussion of any control premium assumed in the analysis, and how the reasonableness of that premium was evaluated;

B. Please provide us examples of the market comparables and multiples used in preparing the analyses of the fair value of your reporting units. In your response, please include Securities and Banking and the actual multiples and market comparables used in your analysis of that reporting unit. Please explain how those multiples and market comparables are similar to your Securities and Banking reporting unit (and the other examples provided), in regards to nature, scope and size of operations, as contemplated in paragraph 25 of SFAS 142; and

C. We note that you use a single valuation approach to determine the fair value of all of your reporting units except for Securities and Banking. In light of the guidance in paragraph 19 of SFAS 157, which indicates that multiple valuation techniques could be appropriate in determining the fair value of reporting units, and the fact that it is often difficult to identify market comparables for single reporting units, please tell us how you concluded that it was appropriate to only consider one valuation approach for these reporting units.

Form 10-Q for the Period Ended June 30, 2008

Highly Leveraged Financing Commitments, page 66

3. We note your disclosure on page 66 regarding the loans transferred to third parties on April 17, 2008. Please tell us the following and consider adding clarifying disclosure in future filings:

- the value of your senior debt securities backed by the transferred loans at the time of transfer and as of September 30, 2008; and

- whether there are any scenarios where the loans transferred could be put back to you, or any scenarios where your exposure could extend beyond the value of your available-for-sale debt securities recorded as part of the transaction.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief